Exhibit 99.3

Alpha Tau Announces Second Quarter 2025 Financial Results and Provides Corporate Update

- FDA approval of IDE to conduct a U.S. pilot study exploring the use of Alpha DaRT in patients with recurrent glioblastoma multiforme (GBM), a highly aggressive brain cancer -

- Multiple U.S. clinical trials, including pancreatic cancer and GBM pilot studies, positioned for imminent patient treatment initiation during the remainder of 2025 -

- Secured $36.9 million through a strategic equity offering at market price from Oramed, while concurrently entering into a strategic IR/PR alliance -

- Cash, cash equivalents & deposits balance of $83.3 million provides runway for continued clinical advancement and commercial preparation -

JERUSALEM, August 11, 2025 -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, reported second quarter 2025 financial results and provided a corporate update.

“The Company’s focus activities continue to coalesce, with an increasing emphasis on U.S. clinical trials, priority indications in internal organs, and preparations for commercial scale-up,” said Alpha Tau Chief Executive Officer Uzi Sofer. “All four U.S. IDEs are active: Our pivotal skin cancer ReSTART (Recurrent SCC Treatment with Alpha DaRT Radiation Therapy) trial continues to recruit patients actively and is nearing completion; we expect to commence treatment shortly in our trial in immunocompromised patients as well as the pilot IMPACT (Intratumoral Pancreatic Alpha Combination Trial) study; and the GBM study should initiate later in 2025. In parallel we are also deepening our focus on pancreatic cancer, with studies expected to launch shortly in France and Italy. And our push towards commercialization continues: a PMDA response is expected imminently, potentially opening up new commercial opportunities for the Company, and we expect to complete our first phase of construction shortly in our commercial-scale facility in Hudson, New Hampshire, which should be ready to manufacture Alpha DaRT treatments in early 2026.”

Recent Corporate Highlights:

●	In April, Alpha Tau announced receipt of an IDE from the FDA to conduct a U.S. pilot study of Alpha DaRT in patients with recurrent glioblastoma multiforme (GBM), a highly aggressive brain cancer with an estimated average survival rate of only 8 months. The clinical trial is expected to enroll up to ten U.S. patients with recurrent glioblastoma not amenable for surgical resection who have undergone a prior course of central nervous system radiation, building on the Breakthrough Device Designation received from the FDA for this indication.

●	In April, Alpha Tau announced the completion of a $36.9 million registered direct financing from, and strategic public marketing alliance with, an affiliate of Oramed Pharmaceuticals, Inc. (Oramed). Oramed CEO, President and Chairman Nadav Kidron has also joined the Alpha Tau Board of Directors, bringing years of public company biotech experience.

Expected Upcoming Milestone Targets:

●	First patient enrolled in pancreatic cancer pilot study in the U.S. in Q3 2025. For more information, please see here: https://www.clinicaltrials.gov/study/NCT06698458

●	First patient treated in U.S. GBM pilot study in H2 2025. For more information, please see here: https://www.clinicaltrials.gov/study/NCT06910306

●	Completion of patient recruitment in the ReSTART pivotal U.S. multi-center trial in recurrent cutaneous squamous cell carcinoma in H2 2025. For more information, please see here: https://www.clinicaltrials.gov/study/NCT05323253

●	Response from Japan’s PMDA in H2 2025 to application for pre-market approval of Alpha DaRT in patients with recurrent head & neck cancer.

●	First phase of Hudson, NH facility becomes operational in early 2026.

Financial Results for Six Months Ended June 30, 2025

Research and Development expenses for the six months ended June 30, 2025 were $14.2 million, compared to $13.3 million for the same period in 2024, primarily due to an increase in employee compensation and benefits and third-party contractor expenses, reflecting increased clinical activities, as well as decreased government grants, offset by lower costs of raw materials, share-based compensation expenses and travel expenses.

Marketing expenses for the six months ended June 30, 2025 were $0.9 million, compared to $1.1 million for the same period in 2024, due to decreased employee compensation and benefits and decreased marketing conference activities.

General and Administrative expenses for the six months ended June 30, 2025 were $3.9 million, compared to $3.0 million for the same period in 2024, primarily due to increased employee compensation and benefits, including share-based compensation and professional fees (including legal, financing and IR expenses), offset by a decrease in travel expenses and D&O insurance costs.

Financial income, net, for the six months ended June 30, 2025 was $0.3 million, compared to $2.1 million for the same period in 2024, primarily due to a decrease in interest from bank deposits, and changes in foreign exchange rates.

For the six months ended June 30, 2025, the Company had a net loss of $18.8 million, or $0.25 per share, compared to a net loss of $15.4 million, or $0.22 per share, in the six months ended June 30, 2024.

Balance Sheet Highlights

As of June 30, 2025, the Company had cash and cash equivalents, short-term deposits and restricted deposits of $83.3 million, compared to $62.9 million at December 31, 2024.

About Alpha DaRT®

Alpha DaRT® (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, including with respect to clinical trials, regulatory approvals and studies, the construction of our NH facility, projections, objectives, performance, our ability to commercialize, applications with regulatory bodies or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 12, 2025, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		June 30,
	December 31,	2025
	2024	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13,724	$11,703
Short-term deposits	45,876	67,996
Restricted deposits	3,255	3,554
Prepaid expenses and other receivables	1,374	2,525

Total current assets	64,229	85,778

LONG-TERM ASSETS:
Long-term prepaid expenses	432	463
Property and equipment, net	13,934	17,285
Operating lease right-of-use assets	7,609	7,428

Total long-term assets	21,975	25,176

Total assets	$86,204	$110,954

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		June 30,
	December 31,	2025
	2024	(unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$3,531	$2,397
Other payables and accrued expenses	4,133	4,679
Current maturities of operating lease liabilities	1,011	1,080

Total current liabilities	8,675	8,156

LONG-TERM LIABILITIES:
Long-term loan	5,561	6,033
Warrants liability	3,338	3,781
Operating lease liabilities	5,964	6,201
Deferred tax liability	-	160
		-
Total long-term liabilities	14,863	16,175

Total liabilities	23,538	24,331

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares of no-par value per share – Authorized: 362,116,800 shares as of December 31, 2024 and June 30, 2025; Issued and outstanding: 70,380,570 and 85,043,199 shares as of December 31, 2024 and June 30, 2025, respectively	-	-
Additional paid-in capital	210,175	252,937
Accumulated deficit	(147,509)	(166,314)

Total shareholders’ equity	62,666	86,623

Total liabilities and shareholders’ equity	$86,204	$110,954

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2024	2025
	Unaudited

Research and development, net	$13,314	$14,182

Marketing expenses	1,133	918

General and administrative	3,031	3,856

Total operating loss	17,478	18,956

Financial income, net	(2,132)	(315)

Loss before taxes on income	15,346	18,641

Tax on income	4	164

Net loss	15,350	18,805

Net comprehensive loss	$15,350	$18,805

Net loss per share, basic and diluted	$(0.22)	$(0.25)

Weighted-average shares used in computing net loss per share, basic and diluted	69,789,717	75,452,040